Exhibit 99.1

Collective Mining Discovers a New Copper-Silver Rich Sub-Zone in Apollo, Intersecting 114.40 metres at 4.14 g/t Gold Equivalent

•	A new high-grade sub-zone ("HZ2"), enriched in copper and silver, has been discovered in the Apollo system. HZ2, which remains open for expansion, is the second high-grade sub-zone found by the Company with assay results as follows:
•	114.40 metres @ 4.14 g/t AuEq (1.06 g/t Au, 150 g/t Ag and 0.64% Cu) including;
•	57.25 metres @ 5.64 g/t gold equivalent (1.22 g/t Au, 221 g/t Ag and 0.89% Cu) in APC107-D5.
•	159.05 metres @ 3.01 g/t AuEq (1.19 g/t Au, 98 g/t Ag and 0.43% Cu) including;
•	59.25 metres @ 5.01 g/t gold equivalent (1.63 g/t Au, 196 g/t Ag and 0.68% Cu) in APC107-D4.
•	The original high-grade gold-rich sub-zone ("HZ1") first announced by the Company on December 16, 2024, has been extended 50 metres to the west by hole APC107-D2, which cut:
•	67.50 metres @ 5.38 g/t AuEq within 377.85 metres @ 2.13 g/t gold equivalent.
•	HZ1 now has dimensions of 230 metres of strike, 70 metres in thickness and over 180 metres vertical and includes previously announced intercepts of 150.55 metres @ 6.16 g/t AuEq (APC104-D1) and 106.35 metres @ 9.05 g/t AuEq (APC104-D5) (see press releases dated December 16, 2024, and February 24, 2025). HZ1 remains open in most directions.
•	A potential third high-grade sub-zone, which requires follow-up confirmation drilling, has been intersected northwest of HZ2 in drill hole APC107-D3 as follows:
•	123.75 metres @ 3.03 g/t AuEq (1.24 g/t Au, 91 g/t Ag and 0.43% Cu).
•	The Company continues to target up to 11 potential high-grade sub-zones throughout the top 1,000 metres of the Apollo system with a goal of further improving the overall grade (and total mineral inventory).

TORONTO, June 24, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce further assay results for five directional diamond drill holes from its ongoing drilling program designed to discover and outline high-grade sub-zones within the bulk tonnage Au-Ag-Cu-W Apollo system ("Apollo"). Apollo is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company currently has nine drill rigs operating as part of its fully funded 70,000 metre drill program for 2025 with seven rigs operating at the Guayabales Project and two rigs turning at the San Antonio Project. Two additional deep capacity rigs are being mobilized to the Guayabales Project to resume testing the high-grade Ramp Zone located at the bottom of the Apollo system in Q3, 2025.

The 2025 objectives for the portion of the drilling program targeting the Apollo system are:

•	Drill test newly modeled high-grade sub-zone targets scattered throughout the top 1,000 vertical metres from surface to improve the grade profile (and size) of the system.
•	Grow the overall dimensions of the system by expanding vertically and laterally the recently discovered high-grade Ramp Zone and northern extension.
•	Expand and define the area of outcropping/shallow mineralization and test many drilling gaps within the internal block model from surface to a depth of 150 metres.

Approximately 125,500 metres of diamond drilling has been completed to date at the Guayabales Project, including 87,000 metres at Apollo. There are currently twenty-five drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "Apollo continues to deliver in terms of size and grade. The discovery of HZ2 is pleasing as this zone is surprisingly rich in copper and silver over bulk tonnage drilled widths. If we continue to discovery new sub-zones of higher-grade mineralization within Apollo, the overall grade of the system will increase and will give us excellent mining flexibility to incorporate into future mine scenarios.

The next few months are going to be exciting as we are on the cusp of accelerating our largest greenfield drilling program in the Company's history at the Guayabales and San Antonio projects. Up to four rigs will be drilling grassroot targets at Guayabales hunting for another Apollo system and up to an additional three rigs will be turning at San Antonio in search of a large bulk tonnage porphyry system. We believe there is another major discovery to be made between the two projects and our team is ready to deliver on this challenge."

To watch a video of David Reading, Special Advisor to the Company and QP under NI43-101 explain today's results please click on the link here.

Details (see Table 1 and Figures 1-4)

•	A series of five directional drill holes, from new mother hole APC-107D (Pad17), continue to discover and outline high-grade sub-zones at shallow elevations in Apollo.

New High-Grade Sub-Zone Discovery 2 ("HZ2")

•	Holes APC107-D4 and APC107-D5 were drilled at the southern margin of the Apollo system and discovered a new high-grade sub-zone rich in copper and silver ("HZ2"). The following intercepts are highlighted for new high-grade sub-zone HZ2:
•	APC107-D4 intercepted 159.05 metres @ 3.01 g/t gold equivalent (1.19 g/t gold, 98 g/t silver and 0.43% copper) from 48.50 metres including:
•	59.25 metres @ 5.01 g/t gold equivalent (1.63 g/t gold, 196 g/t silver and 0.68% copper) from 91.85 metres
•	APC107-D5 intersected 114.40 metres @ 4.14 g/t gold equivalent (1.06 g/t gold, 150 g/t silver and 0.64% copper) from 172.95 metres including:
•	57.25 metres @ 5.64 g/t gold equivalent (1.22 g/t gold, 221 g/t silver and 0.89% copper) from 210.10 metres

HZ2 is open to the northeast and vertically with further follow up drilling planned.

High-Grade Sub-Zone 1 ("HZ1")

•	Drill hole APC107-D2 has also extended the first discovered and primarily gold rich, high-grade sub-zone HZ1 by 50 metres to the west by intercepting:
•	67.50 metres @ 5.38 g/t gold equivalent within 377.85 metres @ 2.13 g/t gold equivalent (1.40 g/t gold, 37 g/t silver and 0.21% copper)

HZ1 now has dimensions of 230 metres of strike, 70 metres in thickness and over 180 metres vertical and includes previously announced intercepts of 150.55 metres @ 6.16 g/t AuEq in APC104-D1 and 106.35 metres @ 9.05 g/t AuEq in APC104-D5 (press releases dated December 16, 2024, and February 24, 2025)

•	Drillhole APC107-D3 was drilled westward and intersected a potential third, high-grade sub-zone, to the west of HZ2 by intercepting:
•	123.75 metres @ 3.03 g/t gold equivalent from 156.45 metres including:
•	20.20 metres @ 5.15 g/t gold equivalent from 181.00 metres and
•	18.55 metres @ 3.87 g/t gold equivalent from 236.50 metres
•	49.30 metres @ 2.23 g/t gold equivalent from 336.65 metres

Follow up drilling is required to see if this potential new high-grade subzone extends to the north and vertically where it is open for expansion.

•	Hole APC107-D1 was an infill hole into a gap in the block model and successfully intersected mineralization at a similar grade profile to the internal block model as follows:
•	353.50 metres @ 1.94 g/t gold equivalent from 61.60 metres including:
•	27.60 metres @ 3.01 g/t gold equivalent from 61.60 metres and
•	30.05 metres @ 2.98 g/t gold equivalent from 217.95 metres and
•	32.75 metres @ 2.20 g/t gold equivalent from 361.45 metres
•	A significant backlog of drill holes are in the lab with results expected to be released consistently for the remainder of the year.

Table 1: Assays Results for Drill Holes APC107-D1, APC107-D2, APC107-D3, APC107-D4 and APC107-D5

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	WO3%	AuEq g/t*
APC107-D1	61.60	415.10	353.50	0.96	51	0.26	-	1.94
Incl.	61.60	89.20	27.60	2.44	35	0.09	0.02	3.01
& Incl.	217.95	248.00	30.05	2.45	37	0.09	-	2.98
& Incl.	361.45	394.20	32.75	1.99	18	0.03	-	2.20
APC107-D2	18.80	396.65	377.85	1.40	37	0.21	-	2.13
Incl.	100.15	156.40	56.25	0.94	102	0.60	-	3.03
& Incl.	316.00	383.50	67.50	5.34	11	0.03	-	5.38
APC107-D3	156.45	280.20	123.75	1.24	91	0.43	0.02	3.03
Incl.	181.00	201.20	20.20	3.38	91	0.48	0.01	5.15
& Incl.	236.50	255.05	18.55	1.85	117	0.43	-	3.87
and	336.65	385.95	49.30	1.94	22	0.05	-	2.23
APC107-D4	48.50	207.55	159.05	1.19	98	0.43	0.01	3.01
Incl.	91.85	151.10	59.25	1.63	196	0.68	-	5.01
APC107-D5	172.95	287.35	114.40	1.06	150	0.64	0.09	4.14
Incl.	210.10	267.35	57.25	1.22	221	0.89	0.12	5.64

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (WO3 (%) x 4.84 x 0.72) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and WO3 - US$15.51/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Apollo Metal Zonation Over 1,200 Metres Highlighting High-Grade Sub-Zone 1 and Sub-Zone 2 (CNW Group/Collective Mining Ltd.)

12.34 / 1.30
15.03 / 0.80
11.68 / 0.85
6.53 / 0.80
3.82 / 1.00
14.74 / 1.15
5.50 / 1.05
2.35 / 1.00
6.31 / 1.05
4.25 / 1.05
8.33 / 1.05
4.95 / 1.00
0.84 / 0.95
4.07 / 1.00
3.62 / 1.00
5.97 / 1.00
5.77 / 1.00

17.05m @ 6.87 g/t AuEq (from 229.05m)

(1.78 g/t Au, 289 g/t Ag and 1.06% Cu)

APC107-D5 Interval | Assay results: (AuEq g/t) / metre

Figure 3: Drill Core Tray Photo Highlighting a Section of Drill Hole APC107-D5 (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 24-JUN-25